

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 11, 2015

Via E-mail
Joseph A. Carlucci
Chairman and Chief Executive Officer
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, Massachusetts 01915

> **Re:** **American Renal Associates Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2015**
> **File No. 333-206686**

Dear Mr. Carlucci:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Related Transactions, page 8</u>

1. Please clarify how the TRA payouts will be funded and recorded in your financial statements, and describe the potential liability to the company if it fails to make such payouts. Also describe the negative effects of the TRA payouts on your liquidity under Risk Factors and MD&A. Under Certain Relationships and Related Party Transactions, please include a table quantifying the potential TRA payouts and describe the assumptions used, such as the percentage of options exercised, the value of your common stock, the tax rate and the years of the payout.

Organizational Structure, page 9

2. We note your response to prior comment 3 in our letter dated August 17, 2015. Please describe any material terms of the organizational documents for Holdings Intermediate, ARH, and American Renal Associates LLC and file these documents as exhibits. Please also disclose the purpose of this organizational structure.

Summary Historical and Pro Forma Consolidated Financial Data, page 14

3. Please tell us and revise to disclose the reason for presenting historical and pro forma results of operations for the twelve-month period ended June 30, 2015 and explain how investors should consider this information in relation to the rest of the presentation.

Business – Our Operating Structure, page 104

4. We note in your response to prior comment 10 that the physician partner investments are separate and distinct from the JV investments. However, it is unclear how the offerings to your physician partners apply to your business. Please disclose whether you plan to continue to offer shares to your physician partners in the future. If so, clarify the basis for offering your physician partners the opportunity to invest in your shares and how you calculate the number of shares to offer.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements

Note B – Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

5. We note your response to prior comment 18. Please also tell us how you considered the guidance for the consolidation of entities controlled by contract in your determination that the company is the primary beneficiary of these variable interest entities. See ASC 810-10-55-206.

Note P – Stock Based Compensation, F-31

6. On page F-35 you disclose the estimated fair value of the company's common stock on December 31, 2014 was $40.69. On page II-3 you disclose in July 2015 that you issued an aggregate of 16,000 share options to directors at an exercise price of $6.51. Please tell us how you measured compensation expense for these share based payments including how you determined their estimated fair values on the date of grant. If the share options were granted at their estimated fair values please tell us why there was such a steep

decrease in the estimated fair value of the underlying shares leading up to the IPO. Also tell us how the exercise price relates in comparison to your estimated offering price.

Note Q – Related Party Transactions, page F-34

7. We note your response to prior comment 21. We also note that you removed certain disclosure because you determined the lessor entities are not related parties as the term is defined in Item 404(a)(1) of Regulation S-K. Tell us how you also considered the related party examples in ASC 850-10-05-3 with the prior disclosure stating you have lease agreements for dialysis clinics with non-controlling interest members or entities under the control of non-controlling interest members.

Consolidated Balance Sheets, page F-38

8. You disclose on page 54 you intend to pay a dividend to pre-IPO shareholders and option holders prior to the completion of this offering. Please present a pro forma balance sheet reflecting the dividend accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing. If the dividend is to be paid from offering proceeds instead of from the current year's earnings, please also present pro forma per share data for the most recent year and subsequent interim period giving effect to the number of shares whose net proceeds would be necessary to pay the dividend (but only the amount that exceeds the current year's earnings). Provide an explanatory footnote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3781 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Michael D. Nathan, Esq.
    Simpson Thacher & Bartlett LLP